February 17, 2017




Kathleen H. Moriarty, Esq.
Arnold & Porter Kaye Scholer LLP
250 West 55th Street
New York, New York 10019-9710


Re:    Syntax ETF Trust
       File Nos. 333-215607 and 811-23227

Dear Ms. Moriarty:

        On January 18, 2017, you filed a registration statement on Form N-1A for Syntax ETF
Trust (the "Trust"), consisting of eleven separate exchange traded fund series:
Syntax Stratified
Core ETF, Syntax Stratified LargeCap ETF, Syntax Stratified MidCap ETF, Syntax Stratified
Financials ETF, Syntax Stratified Energy ETF, Syntax Stratified Industrials ETF, Syntax
Stratified Information Tools ETF, Syntax Stratified Information ETF, Syntax Stratified
Consumer ETF, Syntax Stratified Food ETF, and Syntax Stratified Healthcare ETF (each a
"Fund," and collectively, the "Funds"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, page numbers, and defined terms from the registration statement. Where a comment is made for one Fund, it is applicable to all similar disclosure for the other Funds appearing elsewhere in the registration statement.

PROSPECTUS

Fund Summaries

Syntax Stratified Core ETF

Fees and Expenses of the Fund (Page 3)

1. Footnote (2) to the fee table describes a fee waiver agreement between the adviser and the Fund. Please disclose in this footnote or in response to Item 10 of Form N-1A that the Fund may only make repayments to the adviser if such repayment does not cause the Fund's expense
 Kathleen H. Moriarty, Esq.
February 17, 2017
Page 2


ratio (after the repayment is taken into account) to exceed both (1) the Fund's net expense ratio in place at the time such amounts were waived; and (2) the Fund's current net expense ratio
(before recoupment). In addition, please file a copy of the fee waiver agreement as an exhibit to the registration statement. See Item 28(h) of Form N-1A.

2. In the example following the fee table, please modify the narrative explanation to state that investors may pay brokerage commissions on their purchases and sales of the Fund's shares, which are not reflected in the example. See Instruction 1(e)(i) to Item 3 of Form N-1A.

Principal Strategy (Page 4)

3. The first sentence of the second paragraph of this section states that the Index is the stratified-weight version of the S&P 900 Index, "which combines the S&P 500 Index and the
S&P 400 Index." Please revise "S&P 400 Index" to "S&P MidCap 400 Index" in this sentence.
See https://us.spindices.com/indices/equity/sp-900.

4. Please confirm to us that the Index is rules-based, and provide us with a copy of the complete Index methodology (i.e., white paper) as soon as possible. Also, please explain
"stratified-weight" and "related business risks" in the second paragraph of this section, and summarize how the Index selection methodology is applied to the S&P 900 Index. Please also disclose the Index's rebalance and reconstitution process, and the approximate number of Index components. Finally, please disclose the market capitalizations of the constituents of the S&P
900 Index (e.g., small-cap, mid-cap, large cap), and provide the market capitalization range of the companies included in this Index as of a recent date.

5. The third paragraph of this section states that the Index is sponsored by Locus Analytics,
LLC, "an affiliate of the investment adviser" which "determines the composition, classification and relative weightings of the securities in the Index." Please explain to us the affiliation between Locus Analytics and the investment adviser. Also, since Locus Analytics "determines the composition, classification and relative weightings of the securities in the Index," please explain to us why Locus Analytics should not be considered an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act of 1940 (the "Investment Company
Act") subject to the requirements of Section 15 of the Investment Company Act.

6. The last sentence of this section states that "[a]dditional information on the Indices can be found at syntaxindices.com." We have accessed the link provided, and noted backtested performance results for the Index. Please explain to us the basis for indirectly including, by means of this link, backtested performance information for the Index in the Fund's registration statement. We may have further comments after reviewing your response.

7. Please provide a cross reference to the section "Additional Strategies Information" that describes the proprietary "FIS" system developed by Locus Analytics on page 66 of the prospectus.
 Kathleen H. Moriarty, Esq.
February 17, 2017
Page 3


Principal Risks of Investing in the Fund (Page 4)

8. Since the S&P 900 includes the common stocks of small-capitalization and mid-capitalization companies, please disclose in this section the risks associated with these types of companies.

9. Please provide a risk in this section disclosing that the Fund will concentrate to the same extent as its Index. See Investment Company Act Release No. 31590 at Applicant Representation 8. Is the Index currently concentrated in any industry or group of related industries? If so, please disclose the risks of the industry or group of related industries in which the Index is currently concentrated. Finally, please add a fundamental concentration policy to the "Investment Restrictions" section on page 11 of the Statement of Additional Information stating that the Fund will concentrate to the same extent as its Index. See
Item 16(c)(1)(iv) of
Form N-1A.

10. Please disclose the risk that the Fund's market price may deviate from the value of the its underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay significantly more or receive significantly less than the underlying value of Fund shares bought or sold. For clarity, consider disclosing that this may be reflected as a spread between the
"bid" and "ask" prices for the Fund quoted during the day, or a premium or discount in the closing price from the Fund's net asset value.

11. Please disclose the risk that an active trading market for shares of the Fund may not develop or be maintained. Please also disclose that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the Fund and in executing purchase or redemption orders, and that this could lead to variances between the market price of the Fund's shares and the underlying value of those shares.

Fund Performance (Page 5)

12. This section provides the performance of the Syntax 900 I, LP, for the period from inception to January 1, 2015, and the performance of Syntax Index Series LP from January 1,
2015 to the Fund's commencement of operations. Please explain to us the legal basis for including the performance of multiple predecessor accounts in this section. See MassMutual
Institutional Funds no-action letter (pub. avail. Sept. 28, 1995)
("MassMutual").

13. Since this section provides performance information for predecessor accounts ( the
"Private Funds") that were previously not registered as investment companies under the
Investment Company Act, please explain to us the specific section of the Investment Company
Act that the Private Funds relied on for exclusion from the definition of investment company.

14. The first paragraph of this section states that the returns of the Private Funds were calculated using the methodology required of registered funds. Please disclose whether this is
 Kathleen H. Moriarty, Esq.
February 17, 2017
Page 4


the standardized SEC method of calculating performance. Please also disclose the specific commencement date for the performance information.

15. The third paragraph of this section states that the Private Funds had investment objectives and strategies that were, in all material respects, the same as those of the Fund. Please explain to us the basis for this statement, given the differences between the Syntax Index Series LP, which appears to have emphasized industry sectors, and the Syntax 900 I, LP, which does not appear to have emphasized industry sectors. Also, please explain the role that Locus Analytics played in determining the composition, classification, and relative weightings of securities for the Private
Funds, compared to the role Locus Analytics will play for the Fund.

16. Please disclose in this section that the Private Funds had policies that were, in all material respects, the same as those of the Fund, and that the Private Funds were not subject to restrictions applicable to investment companies. See MassMutual.

17. The fourth paragraph of this section states that the advisory fees and other charges that are charged to the Fund do not exceed the fees and other charges that were charged to the Private
Funds. Please disclose whether the performance data shown for the Private Funds is net of all actual fees/expenses incurred by the Private Funds. We may have additional comments based on your response.

18. Please include in the Statement of Additional Information at least two years of audited financial statements for the Private Funds that comply with Regulation S-X and include a full schedule of investments and financial highlights.

19. In your response letter, please describe the backgrounds of the Private Funds, including information regarding when and why the Private Funds were created. Please also explain to us whether the investment adviser managed any other private funds that were materially equivalent to the Fund, and whether any of these private funds were converted to registered investment companies and, if not, why not? Please also explain to us why the Syntax Index Series LP was chosen to be registered and whether any other materially equivalent private funds had lower performance compared to the Syntax Index Series LP.

20. Please explain to us whether the Syntax Index Series LP transferred substantially all of its assets, or only a portion of its assets, to the newly-registered Fund. Please also explain to us whether the investment adviser believes that the Syntax Index Series LP could have complied with Subchapter M of the Internal Revenue Code. In addition, please represent to us that the
Fund has the records necessary to support the calculation of the performance as required by Rule
204-2(a)(16) under the Investment Advisers Act.
 Kathleen H. Moriarty, Esq.
February 17, 2017
Page 5


Syntax Stratified LargeCap ETF

Fund Performance (Page 10)

21. The second paragraph in this section states that the predecessor performance from inception to January 1, 2015, is that of the "500 Sleeve" of the Syntax 900 I, LP. The
MassMutual letter permits inclusion of predecessor performance only if it is the performance of the entire predecessor account. Since the 500 Sleeve is a portion of the Syntax 900 I, LP, please delete the performance results of the 500 Sleeve from this performance section. Additionally, please make similar deletions from the performance sections of subsequent series in this prospectus that show the performance of "Sleeves" or portions of accounts.

Syntax Stratified MidCap ETF

Principal Risks of Investing in the Fund (Page 14)

22. Since the Fund will invest in mid-cap stocks, please provide mid-cap risk disclosure in this section.

Syntax Stratified Information Tools ETF

Principal Risks of Investing in the Fund (Page 37)

23. The second risk in this section states that a significant portion of the Fund's assets will be invested in companies in the information tools sector. Please explain to us whether the Fund will concentrate in the information tools sector and, if so, revise this risk to include this disclosure.
Please also make this revision, if appropriate, to the risk section of the Syntax Stratified
Information ETF.

GENERAL COMMENTS

24. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

25. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

26. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.
 Kathleen H. Moriarty, Esq.
February 17, 2017
Page 6


                                     *******

       In closing, we remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.



Sincerely,

                                                                        /s/
Edward P. Bartz


Edward P. Bartz

Senior Counsel